Exhibit 14.1

STONE POINT CREDIT CORPORATION | STONE POINT CREDIT INCOME FUND

Code of Ethics

(December 2024)

In accordance with Rule 17j-1 under the Investment Company Act of 1940, as amended (“Investment Company Act”), this Code of Ethics (“Code”) has been adopted respectively by the Board of Directors and the Board of Trustees (together, the “Boards”) of Stone Point Credit Corporation (“SPCC”) and Stone Point Credit Income Fund (“SPCIF” and together with SPCC, the “BDCs”), closed-end management investment companies that have each elected to be regulated as a business development company under the Investment Company Act.

Each of Stone Point Credit Adviser LLC (“Credit Adviser”) and Stone Point Credit Income Adviser (“Income Adviser” and, together with Credit Adviser, the “Advisers”), in conjunction with their affiliate Stone Point Capital LLC (“Stone Point Capital” and, collectively with the Advisers and the BDCs, “Stone Point”), has adopted a separate code of ethics pursuant to the Investment Advisers Act of 1940, as amended, and the rules thereunder (the “Advisers’ Code of Ethics”), which governs the Advisers, in their respective capacity as the BDCs’ investment adviser. Directors, officers and employees of the Advisers are considered “access persons” for purposes of the Advisers’ Code of Ethics and may be considered Access Persons (as defined below) of SPCC and SPCIF.

This Code contains several carve-outs from its requirements for:

a.

Independent Board Members of SPCC and SPCIF, respectively (i.e., a director or trustee who is not an “interested person” of SPCC or SPCIF, respectively, as that term is defined in Section 2(a)(19) of the Investment Company Act). In general, and as described therein, Independent Board Members are not required to pre-clear and/or report transactions and holdings.

b.

Access Persons of SPCC and SPCIF that are also access persons of either of the Advisers. In instances in which the Advisers’ Code of Ethics requires pre-clearance and/or reporting by Access Persons (as defined therein), no duplicative pre-clearance and reporting is required by this Code.

The CCO of the BDCs (the “CCO”) may designate such delegate compliance officers (such persons, “Compliance”) as the CCO may deem necessary or appropriate to fulfill the responsibilities of the CCO under this Code.

The Code is based on the principle that the managers, partners, directors, trustees and officers of each of SPCC and SPCIF, and the managers, directors, officers and employees of the Advisers, who provide services to the BDCs, owe a respective fiduciary duty to SPCC and SPCIF to conduct their personal securities transactions in a manner that does not interfere with SPCC’s and/or SPCIF’s transactions or otherwise take unfair advantage of their relationship with SPCC and SPCIF. All Access Persons are expected to adhere to this general principle as well as to comply with all of the specific provisions of this Code that are applicable to them.

Any Access Persons who are affiliated with the Advisers or another entity that is a registered investment adviser are, in addition, expected to comply with the provisions of the Advisers’ Code of Ethics and/or such other code of ethics of such other investment adviser, as applicable.

Technical compliance with the Code will not automatically insulate any Access Persons from scrutiny of transactions that show a pattern of compromise or abuse of the individual’s fiduciary duty to a BDC. Accordingly, all Access Persons must seek to avoid any actual or potential conflicts between their personal interests and the interests of the BDCs and their stockholders or shareholders, as applicable. Access Persons of SPCC and SPCIF shall place the interests of SPCC and SPCIF before their own personal interests. This Code is designed to ensure Access Persons do not intentionally use that information for their personal benefit and to the detriment of SPCC or SPCIF and their stockholders or shareholders, as applicable.

1.	Definitions

Capitalized terms used in and not otherwise defined in this Code are defined below.

“Access Person” includes:

a.	Any directors, trustees and officers of SPCC or SPCIF;
b.

Each employee (if any) of SPCC or SPCIF (or of any company in a Control relationship with SPCC or SPCIF) who, in connection with their regular functions or duties, makes, participates in, or obtains information regarding, the purchase or sale of securities by one or more of the BDCs, or whose functions relate to the making of any recommendations with respect to such purchases or sales;

c.	For purposes of this Code, Stone Point’s Supervised Persons (as defined below); and
d.	Any natural person deemed by the CCO to obtain information concerning recommendations respectively made to SPCC or SPCIF with regard to the purchase or sale of securities.

A list of Access Persons will be maintained by the BDCs’ CCO.

“Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule or allocation, including a dividend reinvestment plan.

“Beneficial Ownership” means any interest in a security for which an Access Person or any member of his or her immediate family sharing the same household can directly or indirectly receive a monetary (“pecuniary”) benefit. The term shall be interpreted in the same manner as it would be under Rule 16a- 1(a)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, a person will generally be considered the beneficial owner of a security if that person has the right to enjoy a direct or indirect pecuniary benefit from the ownership of the security. For example, a person is normally regarded as the beneficial owner of securities held in (a) the name of his or her spouse, domestic partner, minor children, or other relatives living in his or her household, (b) a trust, estate, or other account in which he or she has a present or future interest in the income, principal or right to obtain title to the securities, or (c) the name of another person or entity by reason of any contract, understanding, relationship, agreement or other arrangement whereby he or she obtains benefits substantially equivalent to those of ownership.

“Control” shall have the same meaning as that set forth in Section 2(a)(9) of the Investment Company Act, and generally means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

“Independent Board Member” means a director of SPCC or a trustee of SPCIF who is not an “interested person” of SPCC or SPCIF, respectively, within the meaning of Section 2(a)(19) of the Investment Company Act.

“IPO” means an offering of securities registered under the Securities Act of 1933, as amended (“Securities Act”), the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act.

“Reportable Securities” means a security as defined in Section 2(a)(36) of the Investment Company Act, except:

•	Transactions and holdings in direct obligations of the government of the United States (e.g. treasury securities);
•	Money market instruments, including bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high-quality short-term debt instruments;
•	Shares issued by unit investment trusts that are invested exclusively in one or more mutual funds;
•	Shares of money market funds and mutual funds;
•	Securities in college tuition plans;
•	Interests in funds managed by Stone Point whereby Stone Point maintains books and records of Access Person interests, including, without limitation, the BDCs;
•

Transactions in an account over which the Access Person has no direct or indirect influence or control (i.e., those done through a managed account or blind trust) so long as a current letter from the managed account adviser is approved by and on file with Compliance;

•	Transactions effected pursuant to an Automatic Investment Plan; and
•	Transactions that are reported on broker trade confirmations or account statements that are provided to Stone Point no later than 30 days after the end of the applicable calendar quarter.

Commodities, futures and options traded on a commodities exchange, including currency futures, are not considered securities. However, futures and options on any group or index of securities are considered Reportable Securities for purposes of this Code.

“Restricted Person” of SPCC, SPCIF or the Advisers means any employee of either SPCC or SPCIF (if any) or the Advisers (or of any company in a Control relationship with SPCC or SPCIF) who, in connection with their regular functions or duties, respectively makes or participates in making recommendations regarding the purchase or sale of securities by SPCC or SPCIF;

“Security Held or to be Acquired” by SPCC or SPCIF means (1) any Reportable Security that, within the most recent 15 days (A) is or has been held by such BDC; or (B) is being or has been considered by such BDC or the applicable Adviser for purchase by such BDC; and (2) any option to purchase or sell, and any security convertible into or exchangeable for, a Reportable Security described in clause (1), above.

“Supervised Person” means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of Stone Point, or other person who provides investment advice on behalf of Stone Point and is subject to the supervision and Control of Stone Point.

2.	General Principles and Standards of Conduct

Rule 17j-1(b) under the Investment Company Act makes it unlawful for any affiliated person of or principal underwriter for SPCC or SPCIF, or any affiliated person of an investment adviser or principal underwriter for SPCC or SPCIF, in connection with the respective purchase and sale, directly or indirectly, by such person of a Security Held or to be Acquired by SPCC of SPCIF to:

(1)	Employ any device, scheme or artifice to defraud SPCC or SPCIF;
(2)

Make any untrue statement of a material fact to the BDCs or omit to state a material fact necessary in order to make the statements made to SPCC or SPCIF, in light of the circumstances under which they are made, not misleading;

(3)	Engage in any act, practice or course of business which operates or would operate as a fraud or deceit on SPCC or SPCIF; or
(4)	Engage in any manipulative practice with respect to SPCC or SPCIF.

No Access Person shall engage in any act, practice or course of conduct that would violate the provisions of Rule 17j-1(b) set forth above. The interests of the BDCs and their respective stockholders or shareholders, as applicable, are paramount and come before the interests of any Access Person. Personal investing activities of all Access Persons must be conducted in a manner that avoids actual or potential conflicts of interest with the BDCs and their respective stockholders or shareholders, as applicable. Access Persons shall not use their positions, or any investment opportunities presented by virtue of such positions, to the respective detriment of SPCC or SPCIF and their stockholders or shareholders.

Although this Code sets forth several specific guidelines and procedures, all Access Persons are expected to be familiar and comply with the laws and regulations applicable to their day-to-day responsibilities, including U.S. federal securities laws and regulations. If an Access Person has any question with respect to any such law or regulation, they should consult this Code, the applicable compliance manual and/or with the CCO.

Access Persons should also recognize that a violation of this Code or Rule 17j-1 may result in the imposition of: (1) sanctions determined by the CCO, the Stone Point Risk & Compliance Committee or Stone Point senior management, as appropriate; or (2) administrative, civil and, in certain cases, criminal fines, sanctions or penalties.

3.	Material Non-Public Information

No Access Person may purchase or sell, directly or indirectly, for his or her own account, or any account in which s/he may have a direct or indirect Beneficial Ownership interest, any security where the Access Person has knowledge of material non-public information.

Furthermore, no Restricted Person shall recommend any securities transaction by SPCC or SPCIF without having disclosed to the CCO their interest, if any, in such securities or the issuer thereof; any position the Access Person (or any Restricted Person related to or associated with the Access Person, and is known) has with such issuer; and any present or proposed business relationship between such issuer and the Access Person (or a party in which the Access Person has a significant interest).

4.	Reporting Violations

Access Persons must report any violation of this Code promptly to the CCO.

To promote the confidentiality of information provided, the BDCs maintain a confidential 24/7 Ethics and Compliance Hotline, which is managed by an independent, third-party service provider. This means that if you wish to report a possible violation of this Code (or any other Stone Point policy), you may do so either over the phone or via a web reporting system anonymously and in complete confidence. You are always encouraged to speak to the general counsel of Stone Point, or the CCO about potential violations of policies and procedures or generally regarding any unethical behavior, but it is understood that there could be situations where you might wish to remain anonymous. The information regarding the hotline is also posted in select open spaces throughout Stone Point’s offices.

Click here to Report Online

Toll-free: 866-428-1497

Nothing in this Code prohibits Access Persons from reporting potential violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the SEC, or any agency’s inspector general, or from making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Access Persons do not need prior authorization from their supervisor, senior management, the CCO, or any other person to make any such reports or disclosures and do not need to notify Stone Point that they have made such reports or disclosures. Additionally, nothing in this Code prohibits Access Persons from recovering an award pursuant to a whistleblower program of a government agency or entity.

5.	Pre-Clearance Procedures and Prohibited Transactions

The Advisers’ Code of Ethics requires pre-clearance by Access Persons (as defined therein). No duplicative pre-clearance is required by this Code.

In addition, an Independent Board Member of SPCC and/or SPCIF is not required to pre-clear transactions.

Other than securities purchased or acquired by SPCC or SPCIF, including pursuant to an exemptive order under Section 57(i) of the Act permitting certain types of co-investments, an Access Person may not purchase or otherwise acquire direct or indirect Beneficial Ownership of any security, and may not sell or otherwise dispose of any security in which such person has direct or indirect Beneficial Ownership, if such person knows or should know at the time of entering into the transaction that:

a.

SPCC or SPCIF, as applicable, has purchased or sold the security within the last 15 calendar days, or is purchasing or selling or intends to purchase or sell the security in the next 15 calendar days; or

b.

either of the Advisers has within the last 15 calendar days considered purchasing or selling the security for SPCC or SPCIF, as applicable, or within the next 15 calendar days intends to consider purchasing or selling the security for SPCC or SPCIF, as applicable.

Restricted Persons must obtain pre-clearance for all personal securities transactions (including any private placements or IPO) before completing the transactions by submitting a pre-clearance request through Stone Point’s Compliance Tracking System. The trade request will be reviewed and either approved or rejected by the relevant Stone Point Trading Committee.

Stone Point reserves the right to deny any proposed transaction. Once pre-clearance is granted to a Restricted Person, such Restricted Person may only transact in that security for a period of three business days, with “day one” being the date the approval is granted. If the Restricted Person wishes to transact in that security after three business days, they must again obtain pre-clearance.

Notwithstanding the foregoing, Restricted Persons will have up to the applicable closing date to participate in any private placement of SPCC’s or SPCIF’s common stock or shares, as applicable. A Stone Point Trading Committee may extend the periods, if appropriate.

Restricted Persons should be cautious when submitting “good-until-executed” orders to avoid inadvertent violations of Stone Point’s pre-clearance procedures.

Restricted Persons are restricted from purchasing single-name public securities. Restricted Persons are permitted to sell single-name public securities after receiving pre-clearance pursuant to the procedure above and to purchase or sell Exempt Securities (as defined below). Notwithstanding the foregoing, Stone Point employees who serve on the boards of public companies that are not Stone Point portfolio companies, may buy and sell the securities of that company during open trading windows or otherwise in compliance with the policies and procedures of that company, provided the trade is first pre- cleared in accordance with the procedure above. Pre-clearance is not required if such securities are granted as a result of director compensation arrangements with respect to such company. For purposes of clarification, a sale of such securities requires pre-clearance by the appropriate Trading Committee, and transactions must be reported on the Access Person’s transactions reports.

The following securities and any associated transactions are exempt from the pre-clearance requirements (“Exempt Securities”):

•	direct obligations of the government of the United States (e.g. treasury securities)
•	bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements
•	fixed income securities (except transactions in single-name corporate debt securities, which must be pre-cleared)
•	indexes and exchange traded funds (ETFs), including public REITs and other publicly traded real estate funds
•	shares issued by unit investment trusts that are invested exclusively in one or more mutual funds
•	shares issued by money market funds and mutual funds
•	shares issued by business development companies, except with respect to the BDCs (and in those cases internal procedures must be adhered to)
•	securities in college tuition plans
•	securities acquired or sold upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer
•	Fund interests through a professional fund managed by Stone Point

If a Restricted Person wishes to invest in a non-public company, partnership, fund or similar investment vehicle, such Restricted Person must obtain pre-clearance from Stone Point’s Trading Committee through the Compliance Tracking System. The Trading Committee, when reviewing personal investments, will consider various factors in its discretion.

For purposes of clarification, with respect to personal investments (i.e., private placements), if an Access Person uses a personal investment vehicle, such as an limited liability company, that is wholly owned by the Access Person or wholly owned by the Access Person and his/her spouse, the Access Person does not need to pre-clear or report its acquisition and disposition of the interest in the personal investment vehicle, but the Access Person is required to pre-clear and report the underlying investments held by the personal investment vehicle. If an Access Person makes an investment in an investment vehicle, such as a limited liability company, with others and therefore the vehicle is not wholly owned by the Access Person or by the Access Person and his/her spouse, then the Access Person is required to pre-clear and report his/her acquisition and disposition of the interest in the investment vehicle and pre-clear and report the underlying investments held by the investment vehicle.

Investments in real estate do not need to be pre-cleared when they are related to a home, family property, vacation property, etc. Participation in larger-scale real estate investments that are for investment purposes and not personal/family use must be approved by the Trading Committee, as described above. Compliance may permit instances whereby pre-clearance and reporting is not required if Stone Point maintains records of a Restricted Person’s interest in a personal investment.

Investment opportunities presented to spouses or partners in the ordinary course of their employment or through their professional relationships that are independent of Stone Point must be presented to the Trading Committee, which will determine whether the spouse or partner is permitted to make the investment and the nature and extent of such investment. However, such investments will generally be allowed so the spouse or partner is not unnecessarily restricted from engaging in a profession that involves investments.

Post-transaction approval is not permitted. If Stone Point determines that a Restricted Person completed a trade before approval or after the clearance expires, such Restricted Person will be considered to be in violation of this Code.

A member of the Compliance team cannot approve their own trade (if any). It must be approved by a Trading Committee and such member cannot vote with respect to the request to trade.

6.	Access Person Reporting Requirements

To enable SPCC and SPCIF to determine with reasonable assurance whether the provisions of Rule 17j- 1(a) and this Code are being observed by their respective Access Persons, the following reporting requirements apply.

Reports under this Code shall not relieve any Access Person from responsibility to report other information required to be reported by law or to comply with other applicable requirements of the federal and state securities laws and other laws.

a.	Initial Holdings Report

All new Access Persons are responsible for providing a list of personal brokerage accounts in which they have direct or indirect Beneficial Ownership interests and generating an initial holding report with respect thereto (“Initial Holdings Report”) using the Compliance Tracking System. New Access Persons must provide the Initial Holdings Report within 10 calendar days of the commencement of such person’s employment or engagement with Stone Point. It is important that Access Persons keep the Compliance Tracking System up to date. For example, any new brokerage account must be added to the system promptly after the opening of such new account. The information to be reported must be current as of a date no more than 45 days prior to an individual becoming an Access Person and is to include:

i.	The title, number of shares and principal amount of each security in which the Access Person had any direct or indirect Beneficial Ownership when the person became an Access Person;
ii.

The name of any broker, dealer or bank with whom the Access Person maintained an account in which any securities were held for the direct or indirect benefit of the Access Person as of the date the person became an Access Person; and

iii.	The date the report is submitted by the Access Person.

The Securities Exchange Commission has identified a managed account as an account solely managed by a third-party broker, money manager or trustee of which the account holder has no direct or indirect discretion, influence or control over the investment activities or decisions to purchase or sell any individual securities held in the managed account. Managed accounts do not require trade approval, and Access Persons are not required to submit quarterly transaction reports or statements for managed accounts; however, Access Persons can be asked to submit them to from time to time.

For purposes of clarification, buying and selling securities is permissible through an approved managed account or blind trust.

b.	Quarterly Transactions Reports

All Access Persons are required to provide quarterly transactions reports. While the Compliance Tracking System will distribute reminders to its Access Persons in connection with the Access Persons’ reporting obligations, it remains the responsibility of each Access Person to complete his or her reports in a timely fashion. Such report is hereinafter called a “Quarterly Transactions Report.”

A Quarterly Transactions Report shall be in a form approved by the CCO and, with respect to any transaction during the quarter in which the Access Person had any direct or indirect Beneficial Ownership (unless otherwise exempted) is to include:

i.	The date of the transaction, the title, the interest rate and maturity date (if applicable), the number of shares and the principal amount;
ii.	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
iii.	The price at which the transaction was effected;
iv.	The name of the broker, dealer or bank with or through which the transaction was effected; and
v.	The date that the report is submitted by the Access Person.

An Access Person need not make a Quarterly Transactions Report with respect to transactions effected pursuant to an Automatic Investment Plan or any transactions effected through a managed account, as described in this Section 6.

Quarterly Transactions Reports in respect of the preceding quarter are due by the 30th day of January, April, July and October or, if that day is not a business day, then the first business day thereafter.

c.	Annual Holdings Report

Each Access Person who is not an Independent Board Member shall report annually, no later than January 30 of each year, the following information, which must be current as of December 31 of the prior calendar year (“Annual Holdings Report”):

i.	The title, number of shares and principal amount of each security in which the Access Person had any direct or indirect Beneficial Ownership, unless otherwise exempted;
ii.	The name of any broker, dealer or bank with whom the Access Person maintains an account in which any securities are held for the direct or indirect benefit of the Access Person; and
iii.	The date the report is submitted.

Annual holdings disclosures in respect of the preceding year are due by the 30th day of January, or if that day is not a business day, then the first business day thereafter.

7.	Compliance Procedures

Notification to Access Persons: The CCO (or his or her designee) shall notify each Access Person of his or her classification as an “Access Person” under this Code, and shall deliver a copy of this Code to each Access Person.

Review of Reports. The CCO (or his or her designee) shall review any reports received pursuant to this Code within 30 days of their submission.

8.	Report to the Board

The CCO shall report to the respective Boards at each meeting regarding the following matters (to the extent not previously reported to the Boards):

a.	Issues arising under this Code, including but not limited to material violations of this Code, violations that are material in the aggregate, and any sanctions imposed.
b.	With respect to any transaction not required to be reported to the Boards that the CCO believes nonetheless may evidence violation of this policy.
c.

The Boards shall consider reports made hereunder and upon discovering that a violation of this Code has occurred, the Boards may impose such sanctions or recommend that the Advisers or Stone Point impose such sanctions, in addition to penalties as they deem appropriate.

d.

The CCO shall report to the Boards on an annual basis concerning existing personal investing procedures, violations during the prior year and any recommended changes in existing restrictions or procedures.

e.

No less frequently than annually, SPCC, SPCIF and the Advisers must furnish to the Boards, and the Boards must consider, a written report that: (A) describes any material issues arising under this Code or procedures since the last report to the Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to violations; and (B) certifies that SPCC, SPCIF or the Advisers, as applicable, has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

9.	Recordkeeping

The BDCs shall maintain the following records at their principal office:

a.	This Code and any related procedures, and any Code that has been in effect during the past five years shall be maintained in an easily accessible place;
b.

A record of any violation of the Code and of any action taken as a result of the violation, to be maintained in an easily accessible place for at least five years after the end of the fiscal year in which the violation occurs;

c.

A copy of each report under this Code by (or duplicate brokerage statements and/or confirmations for the account of) an Access Person, to be maintained for at least five years after the end of the fiscal year in which the report is made or the information is provided, the first two years in an easily accessible place;

d.	A record of all persons, currently or within the past five years, who are or were required to make or to review reports to be maintained in an easily accessible place;
e.	A copy of each report by the CCO to the Boards, to be maintained for at least five years after the end of the fiscal year in which it is made, the first two years in an easily accessible place; and
f.

A record of any decision, and the reasons supporting the decision, to approve an acquisition by an Access Person of securities offered in an IPO, to be maintained for at least five years after the end of the fiscal year in which the approval is granted.

10.	Approval Requirements

This Code and any material amendment to this Code must be approved by each of the Boards. Each such approval must be based on a determination that this Code contains provisions reasonably necessary to prevent Access Persons from engaging in any conduct prohibited by Rule 17j-1. Before approving this Code or any amendment thereto, the Boards must receive a certification from the relevant entity that it has adopted procedures reasonably necessary to prevent its Access Persons from violating this Code. For the avoidance of doubt, SPCC’s and SPCIF’s officers may make such non-material amendments to this Code as they may determine necessary or appropriate, provided that the amended Code shall be reviewed with the Boards at the next regularly scheduled meeting.

11.	Sanctions

Any violation of this Code shall be subject to the imposition of such sanctions as may be deemed appropriate under the circumstances to achieve the purposes of Rule 17j-1 and this Code. The sanctions to be imposed shall be determined by the Boards, including a majority of the Independent Board Members; provided, however, that with respect to violations by persons who are directors, managers, partners, officers or employees of the Advisers (or of a company that Controls the Advisers), the sanctions to be imposed shall be determined by the Advisers (or the controlling person thereof). Sanctions may include, but are not limited to, suspension or termination of employment, a letter of censure and/or restitution as deemed appropriate.